NO ACT
P.E. 1-15-03
132-2416

DC

January 30, 2003

Act 34
Section 2(a)(1)
Rule
Public
Availability 1-30-03

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: Milwaukee Mutual Insurance Company (the "Company")
Incoming letter dated January 15, 2003

Based on the facts presented, but without necessarily agreeing with your analysis, the Division will not recommend enforcement action to the Commission if, in reliance on your opinion of counsel that membership interests in Mutual Insurers Holding Company are not securities within the meaning of the Securities Act of 1933 or the Securities Exchange Act of 1934, causes: (1) the Company's existing policyholders to become holders of membership interests in Mutual Insurers Holding Company pursuant to the Restructuring; and (2) after the Restructuring, new policyholders automatically receive membership interests in Mutual Insurers Holding Company, without registration under the Securities Act or the Securities Exchange Act.

In reaching this position, we particularly note that:

- the Restructuring will be effected under Wisconsin law permitting the formation of mutual insurance holding companies by mutual insurance companies;
- membership rights in Mutual Insurers Holding Company will be substantially the same as rights in the Company;
- with the Restructuring, Company policy holders automatically will become members of Mutual Insurers Holding Company;
- the Restructuring is subject to approval by the Wisconsin Commissioner of Insurance after notice to policy holders and a public hearing at which policy holders are entitled to appear;
- the Commissioner will approve the Restructuring only after finding that it is fair and equitable to Company policy holders;
- Mutual Insurers Holding Company will be subject to oversight by the Commissioner in its conduct toward members comparable to the oversight governing the Company and its members; and

- Mutual Insurers Holding Company may not pay dividends or make any other payment of income or profits except as approved by the Commissioner.

This position is based on the representations made to the Division in your letter. Different facts or conditions might require a different result. This response expresses the Division's position on enforcement action only. It does not express a legal position on the question presented.

Sincerely,

Cecilia D. Blye

Cecilia D. Blye
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2003

Kevin G. Fitzgerald
Foley & Lardner
777 East Wisconsin Avenue
Suite 3800
Milwaukee, Wisconsin 53202-5306

Re: Milwaukee Mutual Insurance Company

Dear Mr. Fitzgerald:

In regard to your letter of January 15, 2003, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paula Dubberly
Chief Counsel

FOLEY & LARDNER
ATTORNEYS AT LAW

FOLEY & LARDNER
777 EAST WISCONSIN AVENUE, SUITE 3800
MILWAUKEE, WISCONSIN 53202-5306
414.271.2400 TEL
414.297.4900 FAX
www.foleylardner.com

WRITER'S DIRECT LINE
414.297.5841
kfitzgerald@foleylaw.com Email

CLIENT/MATTER NUMBER
055045-0104

January 15, 2003

Securities and Exchange Commission
450 5th Street N.W.
Judiciary Plaza
Washington, D.C. 20549

Attention: Office of Chief Counsel
Division of Corporation Finance

Re: Restructuring of MILWAUKEE MUTUAL INSURANCE COMPANY into a stock insurance company under a mutual holding company structure

Dear Sir or Madam:

We have been retained as special counsel by MILWAUKEE MUTUAL INSURANCE COMPANY, a Wisconsin mutual property and casualty insurance company ("MMIC" or the "Company"), in connection with MMIC's proposed restructuring from a mutual insurance company to a stock insurance company which will be controlled by a newly formed mutual holding company. The process, described in detail below, is referred to herein as the "Restructuring" and will be effected pursuant to the applicable provisions of the mutual insurance holding company law of the State of Wisconsin (the "Wisconsin MHC Act"). For the convenience of the staff of the Division of Corporation Finance (the "Staff"), a copy of the Wisconsin MHC Act, permitting the formation of mutual insurance holding companies, is attached hereto as Exhibit A.

The Restructuring will occur through a series of transactions whereby MMIC will form Mutual Insurers Holding Company, a Wisconsin mutual holding company ("MIHC"), and MMIC will convert from a mutual insurance company to Milwaukee Insurance Company, a Wisconsin stock insurance company ("MIC") which will be wholly owned by MIHC. On the effective date of the Restructuring (the "Effective Date"), in accordance with the Wisconsin MHC Act, all of the membership interests (as defined below) in MMIC held by members of MMIC will be extinguished, and such membership interests will be replaced by membership interests in MIHC. Also on the Effective Date, all of the initial shares of voting stock of MIC will be issued to MIHC. A chart setting forth the organizational structure of MMIC before and after the Restructuring is attached hereto as Exhibit B.

I. REQUEST

We are writing to request confirmation that, based upon the facts and representations set forth below, the Staff will not recommend that the Securities and Exchange Commission (the

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"SEC") take any enforcement action if in connection with the Restructuring (i) the membership interests of MMIC's members are extinguished and such members become members of MIHC and (ii) on and after the Effective Date, holders of policies issued by MIC automatically become members of MIHC, in each case without registration of the membership interests in MIHC under the Securities Act of 1933, as amended (the "Securities Act"), or the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act").

This request for no action raises certain issues that are addressed in at least twenty-three (23) other requests where the SEC has issued no action letters: First Nonprofit Mutual Insurance Company (publicly available October 24, 2001); Employers Insurance of Wausau (publicly available June 14, 2001); Liberty Mutual Insurance Company (publicly available June 14, 2001); Liberty Mutual Fire Insurance Company (publicly available June 14, 2001); The Baltimore Life Insurance Company (publicly available December 11, 2000); National Travelers Life Co. (publicly available December 29, 1999); American Republic Insurance Company (publicly available December 23, 1999); The Security Mutual Life Insurance Company of Lincoln, Nebraska (publicly available November 30, 1999); Trustmark Insurance Company (publicly available August 25, 1999); Mutual of Omaha Insurance Company (publicly available November 27, 1998); National Life Insurance Company (publicly available September 23, 1998); National Capital Reciprocal Insurance Company (publicly available July 10, 1998); Principal Mutual Life Insurance Company (publicly available June 8, 1998); The Ohio National Life Insurance Company (publicly available June 5, 1998); Security Benefit Life Insurance Company (publicly available June 3, 1998); The Minnesota Mutual Life Insurance Company (publicly available May 21, 1998); Provident Mutual Life Insurance Company (publicly available April 7, 1998); FCCI Mutual Insurance Company (publicly available March 30, 1998); Ameritas Life Insurance Corporation (publicly available December 8, 1997); Acacia Mutual Life Insurance Company (publicly available June 27, 1997); Pacific Mutual Life Insurance Company (publicly available April 17, 1997); General American Life Insurance Company (publicly available February 20, 1997); and American Mutual Life Insurance Company (publicly available June 13, 1996).

II. STATEMENT OF FACTS

A. MMIC.

MMIC is a property and casualty mutual insurance company based in Brookfield, Wisconsin. MMIC provides both personal and commercial lines coverages through independent agencies. MMIC's personal lines products include auto, homeowners and umbrella insurance, and its commercial products include commercial package policies (combining insurance for both property and liability exposures arising out of the property), workers' compensation insurance, commercial auto and commercial umbrella. MMIC is licensed in Arizona, Colorado, Illinois, Indiana, Iowa, Kentucky, Minnesota, Nebraska, North Dakota, Ohio, South Dakota and Wisconsin, and over 90% of its business is generated in five states -- Wisconsin, Illinois, Minnesota, South Dakota and Indiana. MMIC's current A.M. Best rating is A.

The Company was originally organized in 1916 as Milwaukee Automobile Insurance Company Limited Mutual Exchange, and commenced business in 1917. The name of the company was changed to Milwaukee Automobile Mutual Insurance Company in 1955, and the name was changed to its current form in 1964. MMIC has absorbed three other mutual insurers by way of merger over the course of its existence: Wisconsin Retailers Mutual Fire Insurance Company Ltd. (in 1970), Midland Union Mutual Insurance Company (in 1981), and Heartland Mutual Insurance Company (in 1995).

On October 2, 1995, Trinity Universal Insurance Company ("Trinity"), a subsidiary of Unitrin, Inc., acquired 100% ownership of Milwaukee Insurance Group, Inc. ("MIG"), a publicly traded holding company that was 48% owned by MMIC. MMIC participates in an intercompany reinsurance pooling arrangement (originally effective January 1, 1985) with two of its affiliates, Milwaukee Casualty Insurance Co. (formerly Milwaukee Guardian Insurance, Inc.) and Milwaukee Safeguard Insurance Company. Under the terms of the pooling arrangement, the combined premiums, losses, and expenses of the three insurers are prorated among the insurers. Due to amendments to the pooling arrangement, MMIC's participation in the pooling varied over time, beginning at 76% in 1985, declining to 60% between 1987 and 1993, 40% between 1993 and 1995, and 5% for the time period between October 1, 1995 and December 31, 1996. As of January 1, 1997, the amendment to the pooling arrangement covering the period from October 1, 1995 to December 31, 1996 was terminated and the insurance business attributable to that period was commuted effective October 1, 1995. Effective January 1, 1997, MMIC reinsured all of its insurance business written on or after October 1, 1995, including the commuted business, with Trinity pursuant to a 95% quota share reinsurance agreement.

MMIC is presently organized in a mutual form, which means every policyholder of MMIC has rights both as an insured and as a member of MMIC. As an insured, a policyholder has contractual rights which entitle the insured to insurance coverage to the extent and in the amount specified in the insured's policy. In addition to a policyholder's contractual right as an insured, each policyholder has membership interests which consist principally of the right to vote at meetings of policyholders, including the right to vote for the board of directors of MMIC and the right to vote on any plan of conversion, voluntary dissolution or amendment of the articles of incorporation of MMIC.

Pursuant to MMIC's Amended and Restated Mutual Holding Company Plan, the legally operative document required under the Wisconsin MHC Act to effect a mutual holding company restructuring (the "Plan"), the Company intends to restructure to a mutual holding company structure in accordance with the Wisconsin MHC Act. Upon consummation of the Plan, MMIC will concurrently amend and restate its articles of incorporation and by-laws to become MIC. The membership interests and the contractual rights of MMIC's policyholders will be separated; the membership interests of MMIC's policyholders in MMIC will be extinguished and such membership interests will be replaced by membership interests in MIHC. The contractual rights will remain with MIC. MIC will continue to be obligated to perform all contractual obligations of MMIC, including those under any insurance policies. All of the shares of voting stock of MIC will be issued to and held by MIHC.

The conversion of MMIC from a mutual to a stock company under a mutual holding company structure will be completed when the Commissioner of Insurance for the State of

Wisconsin (the "Commissioner") issues to MIC a new certificate of authority which authorizes MIC to continue to transact insurance business in the State of Wisconsin. The targeted Effective Date for the Restructuring, subject to obtaining all regulatory and policyholder approvals and the satisfaction of the conditions to consummation of the Plan, is on or around March 31, 2003.

B. Wisconsin MHC Act.

Restructuring to a mutual holding company structure in Wisconsin is accomplished by complying with the requirements prescribed by Wis. Stat. §644.02, *et seq*., of the Wisconsin MHC Act. Under these provisions of the Wisconsin MHC Act, a mutual insurance company is permitted to form a mutual holding company and convert to a stock insurance company that is a wholly-owned stock subsidiary of the mutual holding company. Wis. Stat. §644.04(1). By operation of law, the membership interests of the policyholders in the converting mutual insurance company are extinguished and replaced with membership interests in the mutual holding company. Wis. Stat. §644.04(1)(b). Holders of insurance policies of the converted insurer, through their status as policyholders, become, by operation of law, members of the mutual holding company and holders of membership interests in the mutual holding company and remain as members of the mutual holding company so long as the related policy remains in force. Wis. Stat. §644.07(10)(d).

No certificates will be issued evidencing the membership interests in MIHC nor does Wisconsin law require such issuance. Rather, a list of members will be kept on the books and records of MIHC. Under the Wisconsin MHC Act, membership interests in a mutual holding company are not characterized as securities. See Wis. Stat. §644.22 (membership interest in a Wisconsin mutual holding company shall not constitute a security). Membership interests in a mutual holding company are not transferable or alienable in any manner whatsoever except if ownership of the insurance policy itself is transferred. Wis. Stat. §644.07(10)(e). Moreover, upon cancellation or expiration of the policy by virtue of which the policyholder's membership in the mutual holding company is derived, the policyholder's membership in the mutual holding company will automatically cease. Wis. Stat. §644.07(10)(d). In other words, all membership interests in MIHC remain in force only so long as the individual remains a policyholder of MIC. When MIC issues additional policies, the holders of such policies automatically acquire membership interests in MIHC.

Members of MIHC are entitled to vote in the election of directors of MIHC and to vote on such other matters as will be presented to them from time to time by MIHC's board of directors. The articles of incorporation of MIHC will provide that a member shall have only one vote, regardless of the number of policies or contracts of insurance held by that member.

As a mutual holding company, MIHC will not issue any capital stock. Pursuant to the Plan, MIHC will receive all of the initial shares of MIC's voting stock. In accordance with the Wisconsin MHC Act, on and after the Effective Date, at least 51% of the issued and outstanding voting stock of MIC must be owned, directly or indirectly, by the mutual holding company or an intermediate stock holding company controlled by the mutual holding company, and at least 51% of the issued and outstanding voting stock of any intermediate stock holding company must be owned by the mutual holding company or another intermediate stock holding company controlled by the mutual holding company. Wis. Stat. §644.04(3)(b).

Any restructuring undertaken pursuant to Wis. Stat. §644.02 *et seq.* of the Wisconsin MHC Act is subject to the approval of the Commissioner. Before approving a restructuring, the Commissioner must conduct a public hearing at which policyholders and others may appear and be heard. The Commissioner shall approve the Plan unless he or she finds that it: (i) violates the law; (ii) is not fair and equitable to MMIC's policyholders; or (iii) is contrary to the interests of policyholders or the public. Wis. Stat. §644.07(7)(a). In considering the Plan, the Commissioner shall consider whether the Restructuring would be (i) detrimental to the safety and soundness of the Company or (ii) the contractual rights and reasonable expectations of the policyholders. The Commissioner may take into consideration any conclusions and recommendations on the subject of restructuring published by recognized organizations of professional insurance actuaries. Although the Commissioner may, by rule, establish standards applicable to a restructuring under Chapter 644 of the Wisconsin MHC Act (Wis. Stat. §644.07(7)(b)), no such rules or regulations have been promulgated to date. The public hearing on MMIC's Plan has not yet been scheduled by the Commissioner.

The Commissioner will retain jurisdiction at all times over MIHC to assure that policyholders' interests are protected. A Wisconsin mutual holding company cannot dissolve, liquidate or wind-up without the approval of the Commissioner. Wis. Stat. §644.28. In the event of a voluntary or involuntary dissolution, any surplus which remains after payment of the liabilities of MIHC must be distributed to the members of MIHC on a pro-rata basis up to a maximum amount equal to the total premium paid, with interest, and any surplus remaining thereafter will be paid to the Wisconsin state treasury in accordance with Sections 644.28(5) and 645.72(4) of the Wisconsin MHC Act. Stockholders of MIC will have no liquidation or other rights with respect to MIHC in their capacities as such.

A mutual holding company, such as MIHC, formed pursuant to Wis. Stat. §644.02 *et seq.* of the Wisconsin MHC Act is not authorized to transact the business of insurance. Wis. Stat. §644.03(2)(a). In addition, a Wisconsin mutual holding company is governed by the following statutory requirements:

i. A mutual holding company may engage, directly or indirectly, in a business that is subject to regulation under another Wisconsin statute only if not prohibited by, and subject to all limitations of, the other statute. Wis. Stat. §644.03(2)(b).

ii. The proposed articles and bylaws of the mutual holding company must comply with the general corporate rules of the State of Wisconsin. Wis. Stat. §644.07(4)(a).

iii. The Commissioner may, by rule, require that any action taken by the board of a mutual holding company regarding compensation of directors and officers of the mutual holding company be reported to the Commissioner within 30 days after the action is taken. Wis. Stat. §644.19(3).

iv. A mutual holding company may not be a party to a contract that has the effect of delegating to a person, to the substantial exclusion of the board, the authority to exercise any management control of the mutual holding company or of any of its major corporate functions. Wis. Stat. §644.20.

v. A Wisconsin mutual holding company shall file such annual reports as may be prescribed by the Commissioner by rule. Wis. Stat. §644.21.

Further, as a condition of approving MMIC's Plan, the Commissioner will require MMIC and MIHC to consent to a binding stipulation and order which provides, among other things, that MIHC may not pay dividends or make any other payment of income or profits to members of MIHC except as approved in writing by the Commissioner. MMIC and MIHC will consent to the requirement for prior written approval from the Commissioner for any such payments to members.

III. DISCUSSION

A. Registration under the Securities Act.

Applying the test developed in *Securities and Exchange Commission v. Howey, 328 U.S. 293 (1946)* ("*Howey*"), it is our opinion that the membership interests in MIHC, whether received by existing members of MMIC or arising from time to time after the Restructuring by virtue of the issuance of policies by MIC, as well as the insurance policies to be offered by MIC, would not constitute the offer or sale of a "security" as that term is defined in Section 2(a)(l) of the Securities Act.

Section 2(a)(l) of the Securities Act, in pertinent part, defines the term "security" to include:

"[A]ny note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights .... or, in general, any interest or instrument commonly known as a 'security,' or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing."

1. Insurance Policies Issued by MIC are not Securities

MIC, as a stock insurer, will sell various types of property and casualty insurance policies. Insurance policies, including those offered by stock insurance companies, as well as their related membership interests in the insurer, are generally not considered securities. Section 3(a)(8) of the Securities Act exempts insurance policies from the registration requirements of the Securities Act if the policies are "issued...subject to the supervision of the insurance commissioner...of any state...of the United States or the District of Columbia..." 15 U.S.C. §77c(8). As provided for in the Wisconsin MHC Act, MIHC and MIC would be subject, to varying degrees, to the regulatory supervision of the Commissioner. In addition, MIC will be subject to rate, policy form and market conduct regulation in every state and jurisdiction in which it does business. The Section 3(a)(8) exemption, by its terms, applies to all insurance policies issued by stock companies, mutual companies, and, as in the instant case, insurance issued by a stock property and casualty insurance company accompanied by automatic membership in a mutual holding company.

The fact that policyholders of a converted stock insurer, by virtue of being holders of policies of such insurer, also become members of the mutual holding company does not appear to be pertinent. In this case, conventional insurance would be purchased through MIC and, as a result, a policyholder by operation of law would become a member of MIHC. No "specific consideration in return for a separable financial interest with the characteristics of a security" is paid for the membership interest, but only the insurance policy is purchased. *International Brotherhood of Teamsters v. Daniel, 439 U.S. 551, 559 (1979)*. The House Report on the Securities Act states that the purpose of the exemption in Section 3(a)(8) "makes clear what is already implied in the Act, namely, that insurance policies are not to be regarded as securities subject to the provisions of the Act." H.R. Rep. No. 85, 73rd Cong., 1st Sess. 15 (1933), cited in *SEC v. Variable Life Ins. Co. of Am., 359 U.S. 65, 74 n.4 (1959)* (Brennan, J., concurring). Section 3(a)(8) of the Securities Act provides that conventional insurance is not a security. Accordingly, the insurance policies available from MIC would constitute "insurance," not "securities," as those terms are commonly understood.

2. Membership Interests in MIHC are not Securities

The definition of a security in Section 2(a)(1) of the Securities Act includes interests whose names have commonly accepted meanings, such as any note, stock, bond or debenture, as well as interests of "more variable character [that] were necessarily designated by more descriptive terms." *SEC v. C.M. Joiner Leasing Corp., 320 U.S. 344, 351 (1943)*. The term "membership interest" is not enumerated as a traditional class of security in Section 2(a)(1) of the Securities Act. However, certain non-traditional equity interests or participations have been found to be securities by virtue of being "investment contracts" or an "interest or instrument commonly known as a security."

In *Howey* and its progeny, the Supreme Court developed a test that has generally been used to determine whether an instrument is an "investment contract" or "interest or instrument commonly known as a security." While the *Howey* test specifically focused on "investment contracts," the Supreme Court since *Howey* has applied the test more broadly. See *United Housing Foundation, Inc. v. Forman, 421 U.S. 837, 852 (1975)* ("*Forman*") (Supreme Court stated that *Howey* test "embodies the essential attributes that run through all of the Court's decisions defining a security"). The *Howey* test focuses on the economic realities of a transaction. The Supreme Court, in *Reves v. Ernst & Young, 494 U.S. 56, 64 (1990)* ("*Reves*"), summarized the elements of the *Howey* test as follows: "(1) an investment; (2) in a common enterprise; (3) with reasonable expectation of profits; (4) to be derived from the entrepreneurial or managerial efforts of others." Membership interests in a mutual holding company do not meet the first and third elements required under the *Howey* test.

First, an investment is "an exchange for value," most often a monetary contribution. *See Uselton v. Commercial Lovelace Motor Freight, Inc., 940 F.2d 564, 574-75 (10th Cir. 1991)*; see also *Howey, 328 U.S. at 301*. A membership interest in MIHC is not issued or created as the result of an "exchange for value" which characterizes an investment. A membership interest in MIHC arises solely from the purchase of an insurance policy from MIC. Holders of insurance policies issued by MMIC and in force on the Effective Date will not be required to make payments in cash or in the form of other property to become members of MIHC; likewise, holders of insurance policies issued after the Restructuring is consummated will automatically become members of MIHC by operation of law, without the payment of cash or other property. It is the underwriting practices and rating plans of MIC which will determine whether a person becomes a policyholder (and therefore a member in MIHC). With respect to an insurance policy, any monies paid by policyholders will be in the form of premiums paid to MIC with the intent of obtaining insurance coverage, and not with any profit-making, profit-sharing or investment intent with respect to membership in MIHC. Additionally, there will be no marketing of membership interests as investments or otherwise, because they are simply rights that accompany an insurance policy and are not otherwise transferable.

Second, a membership interest does not provide any "reasonable expectation of profits" for any member of MIHC. Profits are defined under the *Howey* test as "either capital appreciation resulting from the development of the initial investment....or participation in earnings resulting from the initial use of investors' funds." See *Forman, 421 U.S. at 837, 852*. Where a person is not "attracted solely by the prospects of a return on his investment," *id.* (citing *Howey, 328 U.S. at 299*), but rather "by a desire to use or consume the item purchased," the expectation of profit element is not met. *Id.*

The membership interests, in and of themselves, will afford members limited voting rights and such other rights as may be provided under Wisconsin law. MIHC will not be permitted to pay any dividends or make any other distributions to its members, except as directed or approved by the Commissioner. Moreover, since membership interests are not transferable separately from the related insurance policy and are extinguished if a member is no longer a policyholder of MIC, it cannot be said that there is any market for the membership interests or that they are "repurchased" at a "profit" by MIHC or by any other person. Membership in MIHC is an automatic result of obtaining insurance coverage through MIC. Accordingly, the membership interests are not securities because the economic reality of becoming an MIHC member is that policyholders part with their money not for the purpose of reaping profits from the efforts of others, but for the purpose of purchasing insurance, a commodity for personal consumption. See *Forman, 421 U.S. at 858.*

We also believe that the membership interests in MIHC would not constitute a "security" under the criteria applied by the Supreme Court in *Reves*. In *Reves*, the Supreme Court noted four factors that "this Court has held apply in deciding whether a transaction involves a 'security'":

First, the transaction in which the instrument was received must be reviewed to assess the motivations that would prompt a reasonable seller and buyer to enter into it. See *Reves*, at 66. "If the seller's purpose is to raise money for the general use of the business enterprise or to finance substantial investments and the buyer is interested primarily in the profit the note is expected to generate, the instrument is likely to be considered a 'security.' *Id.*

Second, "the plan of distribution of the instrument" must be examined "to determine whether it is an instrument in which there is "common trading for speculation or investment...." *Id.*

Third, the "reasonable expectations of the investing public" must be examined. *Id.* In this regard, the Supreme Court noted that the marketing efforts employed in selling an alleged security are relevant to the expectations of the general public. *Id. at 69* (noting that "the advertisements for the notes here characterized them as 'investments' .... and there were no countervailing factors that would have led a reasonable person to question this characterization").

Finally, the absence of "some other factor such as the existence of another regulatory scheme [which] significantly reduces the risk of the instrument..." must be considered. See *Id. at 67*; see also *Marine Bank v. Weaver, 455 U.S. 551, 557-559 (1982)* (certificates of deposit); *International Brotherhood of Teamsters v. Daniel, 439 U.S. 551, 569-570 (1979).*

We have analyzed the membership interests of MIHC associated with the issuance of an insurance policy by MIC under the *Reves* criteria, particularly in light of the *Reves* suggestion that the existence of another regulatory scheme might be relevant. Our analysis confirms the conclusion that the membership interests in MIHC do not constitute "securities."

First, the motivation of the person purchasing an insurance policy from MIC is not the expectation of receiving a profit on account of the related membership interest in MIHC. Rather, the policyholder's motivation is to obtain insurance. In addition, MIHC is not attempting "to finance substantial investments" through the issuance of membership interests. In fact, the creation of the membership interests themselves does not directly generate any capital for the "seller" at all.

Second, there is no "plan of distribution" of membership interests; membership interests simply accompany the issuance of an insurance policy from MIC, and cannot be separately transferred.

Third, it is difficult to see any way that a policyholder of MIC would view the membership interests in MIHC as anything other than an inseparable attribute of the insurance policy to which it attaches, as is the case today with respect to MMIC. The membership interests will not be marketed to the general public as interests which would give rise to a profit expectancy, no certificates will be issued in respect of the membership interests and, as described above, under the Wisconsin MHC Act, the membership interests are not characterized as securities. See Wis. Stat. §644.22 (membership interest in a Wisconsin mutual holding company shall not constitute a security).

Fourth, the Supreme Court in *Reves* stressed the significance of an alternative regulatory scheme that might reduce the risks associated with the interest alleged to constitute a security. See *Reves, 494 U.S. at 67* ("the existence of another regulatory scheme" may "significantly reduce the risk of the instrument, thereby rendering application of the Securities Act unnecessary"); see also *Marine Bank v. Weaver, 455 U.S. 551, 557-559 (1982).* This factor suggests that the membership interests would not constitute securities because, as discussed above, MIHC would be subject to regulation by the Commissioner.

We recognize that the Staff, in its letters to Minnesota Mutual Life Insurance Company, National Life Insurance Company, Ameritas Life Insurance Corporation, to mention a few, noted, among other things, that the mutual holding company established in those transactions would be subject to a level of regulation equal to that of a domestic insurance company. Although under the Wisconsin MHC Act the level of regulation over MIHC by the Commissioner is not "equal" to that of a Wisconsin domestic insurance company, we believe that the Wisconsin regulatory scheme falls squarely within the *Reves* analysis. The Commissioner will retain oversight over the membership interests in MIHC in order to ensure that policyholders' interests as members are protected; for example, MIHC's articles of incorporation and bylaws will be approved by the Commissioner; the membership interests themselves will only be issued pursuant to the Plan which will be approved by the Commissioner after a finding that the Restructuring is fair and equitable to MMIC and its policyholders; following the Restructuring, the Commissioner will retain jurisdiction over MIHC; and MIHC may not dissolve without the approval of the Commissioner or a court. See *infra* pp.6-7.[1]

Therefore, since the membership interests in MIHC do not meet any of the tests articulated by the Supreme Court for determining whether an instrument is a security under Section 2(a)(1) of the Securities Act, it is our opinion that the membership interests should not be considered securities under the Securities Act. We believe that under the circumstances described above, it is appropriate for the Staff to take a position similar to that taken in the no-action letters issued by the Staff that are described earlier in this letter.

B. Registration under the Securities Exchange Act.

Section 12(g) of the Securities Exchange Act requires that certain "issuers" with total assets exceeding $1,000,000 and a class of "equity securities" held of record by 500 or more persons must register under the Securities Exchange Act. An "issuer" is defined under Section 3(a)(8) as "any person who issues or proposes to issue any security." The definition of "security" under the Securities Exchange Act "is virtually identical" to the definition under the Securities Act. *Forman, 421 U.S. at 848 n.12* (citing *Tcherepnin v. Knight, 389 U.S. 332, 336, 342*); see also *Reves, 494 U.S. at 61 n.1*. For the same reasons set forth in the discussion of the Securities Act above, we believe a membership interest is not a security under the Securities Exchange Act. We are therefore of the opinion that MIHC will not be subject to the registration requirements of Section 12(g) of the Securities Exchange Act.

Based on the foregoing, we request that the Staff confirm that it will not recommend any enforcement action to the SEC if, in connection with the Restructuring of MMIC and operation of MIHC, (i) the membership interests of MMIC's policyholders are extinguished and such policyholders immediately become members of MIHC and (ii) on and after the Effective Date, holders of existing as well as new policies issued by MIC automatically become members of MIHC, in each case without registration of the membership interests in MIHC under the Securities Act or the Securities Exchange Act.

---

[1] The *Reves* test itself does not necessarily require the existence of a regulatory regime, but only "some factor," such as a regulatory regime, that will reduce the risk of the instrument. *Reves, 494 U.S. at 66*. We further note that in many other cases interpreting the term "security," the Supreme Court and the Staff have not required the existence of another regulatory scheme in characterizing whether the instrument at hand was a security. See, e.g., *SEC v. C.M. Joiner Leasing Corp., 350 U.S. 344 (1943)*.

Because of the importance of the Restructuring to MMIC, we would appreciate hearing from you at your earliest convenience. If you should have any questions or would like additional information, please telephone me at (414) 297-5841 or, in my absence, Tom Hrdlick at (414) 297-5812.

Very truly yours,

Kevin G. Fitzgerald

JCB/trh
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cc: Daniel R. Doucette
Joseph C. Branch